KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2008 OCT 14 P 12:00
FICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

3 October 2008

Securities and Exchange Commission
Office of International Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

08005336

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
2 September 2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares Of Ladang Perbadanan-Fima Berhad ("LPF") ("LPF Shares") Not Already Owned By AHSB And The Persons Acting In Concert ("PAC") With It ("OFFER")
8 September 2008	Striking-Off of a KLK Subsidiary: Scarborough & Company Limited ("Scarborough")
10 September 2008	Listed Companies' Crop – August 2008
	CHANGE OF COMPANY SECRETARY
2 September 2008	Fan Chee Kum (Resignation)
2 September 2008	Yap Miow Kien (Appointment)
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
22 August 2008	Employees Provident Fund Board
26 August 2008	
28 August 2008	
30 August 2008	
4 September 2008	
9 September 2008	
11 September 2008	

PROCESSED
OCT 16 2008
THOMSON REUTERS

10/14

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

13 September 2008	Employees Provident Fund Board
22 September 2008	
22 September 2008	
23 September 2008	
27 September 2008	
27 September 2008	
29 September 2008	
30 September 2008	

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

for [J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2008\September 2008

BURSA MALAYSIA

RECEIVED SEC/US

2008 OCT 14 P 12:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/09/2008 05:02:54 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/09/2008 05:07:37 PM**
Reference No **KLK-080902-1B444**
Form Version V3.0

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT ("OFFER")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our announcements dated 7 July 2008 and 5 August 2008.

The Board of Directors of Kuala Lumpur Kepong Berhad ("KLK") is pleased to inform that the compulsory acquisition by AHSB (a wholly-owned subsidiary of KLK) pursuant to Section 34 of the Securities Commission Act 1993, of the LPF Shares for which acceptances had not been received under the Offer, has been completed.

As such, LPF is now a wholly-owned subsidiary of KLK.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

5ES,US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/09/2008 10:06:52 AM**
Submitted by **KUALA LUMPUR KEPONG** on **08/09/2008 12:34:07 PM**
Reference No **KLK-080906-B9D87**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	STRIKING-OFF OF A KLK SUBSIDIARY: SCARBOROUGH & COMPANY LIMITED ("SCARBOROUGH")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Scarborough, a dormant company incorporated in England, has applied to the Companies House, London, United Kingdom to strike off its name from the register of the companies. We have received confirmation that the striking-off process has been completed. Arising from this, Scarborough has ceased to be a subsidiary of KLK.

The striking-off of Scarborough will not have any financial impact on KLK Group for the financial year ending 30 September 2008.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

3

BURSA MALAYSIA

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **10/09/2008 08:53:24 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/09/2008 12:35:30 PM**
Reference No **KLK-080910-4E3BB**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop
August 2008

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of August 2008 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2007		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	243,640	268,326	236,121
Crude Palm Oil (mt)	50,732	55,320	47,187
Palm Kernel (mt)	11,670	12,974	11,224
Rubber (kg)	1,791,940	2,007,377	1,804,750

	2008								
	Jan	Feb	Mar	Apr	May*	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	236,922	208,111	219,144	202,285	220,318	235,486	252,481	252,420	

Crude Palm Oil (mt)	48,752	43,941	44,627	42,185	46,536	48,712	52,183	**53,334**	
Palm Kernel (mt)	11,601	10,042	10,724	9,829	10,464	10,928	12,195	**12,184**	
Rubber (kg)	2,247,157	2,096,765	1,235,663	974,545	1,198,704	1,745,047	2,227,360	**2,323,890**	

* Include Ladang Perbadanan-Fima Berhad's crop.

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA MALAYSIA

RECEIVED

2008 OCT 14 P 12: 01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Change Of Company Secretary

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/09/2008 11:23:38 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/09/2008 05:07:37 PM**
Reference No **KL-080902-41018**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	02/09/2008
Type of change *	Resignation
Designation *	Joint Secretary
License no.	
Name *	Fan Chee Kum
Working experience and occupation during past 5 years	
Remarks	He continues to be the Group Financial Controller of Kuala Lumpur Kepong Berhad.

BURSA MALAYSIA

RECEIVED

2008 OCT 14 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Change Of Company Secretary

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/09/2008 11:26:24 AM**
Submitted by **KUALA LUMPUR KEPONG** on **02/09/2008 05:07:37 PM**
Reference No **KL-080902-41184**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company

Date of change *	02/09/2008
Type of change *	Appointment
Designation *	Joint Secretary
License no.	MAICSA 7059013
Name *	Yap Miow Kien
Working experience and occupation during past 5 years	Ms. Yap has been with Kuala Lumpur Kepong Berhad ("KLK") for the past 5 years and is currently a General Manager (Legal and Secretarial) of the KLK Group.
Remarks	She has a LL.B (Hons) degree from University of Leeds, UK, and is an advocate and solicitor of the High Court of Malaya, and an associate of the Malaysian Institute of Chartered Secretaries and Administrators.

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/08/2008 12:10:30 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/08/2008 04:49:27 PM**
Reference No **KLK-080822-6EF39**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*15/08/2008	*591,400	
Acquired	18/08/2008	171,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	139,329,300
Direct (%)	13.08
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	139,329,300
Date of notice *	18/08/2008

BURSA MALAYSIA

SEC,US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/08/2008 11:41:40 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/08/2008 02:08:13 PM**
Reference No **KLK-080826-44BA8**
Form Version V3.0

Submitted

Company Information

RECEIVED 2008 OCT 14 P 12:41 OFFICE OF INTERNATIONAL CORPORATE FINANCE

New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*19/08/2008	*765,600	
Acquired	20/08/2008	247,900	
Disposed	20/08/2008	213,200	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	140,129,600
Direct (%)	13.16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	140,129,600
Date of notice *	20/08/2008
Remarks	fsc

SEC, LLS

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/08/2008 11:31:15 AM**
Submitted by **KUALA LUMPUR KEPONG** on **28/08/2008 06:52:33 PM**
Reference No **KLK-080828-35736**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*21/08/2008	*146,800	
Disposed	22/08/2008	646,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	139,629,600
Direct (%)	13.11
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	139,629,600
Date of notice *	22/08/2008

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/08/2008 11:00:29 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/08/2008 12:15:19 PM**
Reference No **KLK-080830-08637**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*25/08/2008	*188,600	
Disposed	25/08/2008	13,900	
Acquired	25/08/2008	92,500	
Acquired	26/08/2008	104,800	
Acquired	27/08/2008	599,200	
Acquired	27/08/2008	157,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	140,758,300
Direct (%)	13.22
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	140,758,300
Date of notice *	27/08/2008
Remarks	fsc

BURSA MALAYSIA

Sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/09/2008 03:28:49 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/09/2008 03:54:00 PM**
Reference No **KLK-080904-91717**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/08/2008	*429,400	
Acquired	28/08/2008	80,000	
Acquired	29/08/2008	388,300	
Disposed	29/08/2008	378,300	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	141,277,700
Direct (%)	13.27
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	141,277,700
Date of notice *	29/08/2008
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/09/2008 12:24:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/09/2008 02:16:02 PM**
Reference No **KLK-080909-83A99**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

RECEIVED
2008 OCT 14 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*02/09/2008	*308,300	
Acquired	02/09/2008	170,000	
Acquired	03/09/2008	842,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	142,598,500
Direct (%)	13.39
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	142,598,500
Date of notice *	03/09/2008
Remarks	fsc

BURSA MALAYSIA

Sec, ug

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/09/2008 11:11:13 AM**
Submitted by **KUALA LUMPUR KEPONG** on **11/09/2008 12:23:42 PM**
Reference No **KLK-080911-181F8**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*02/09/2008	*500,000	
Acquired	04/09/2008	1,095,200	
Acquired	04/09/2008	55,000	
Acquired	05/09/2008	1,591,800	
Acquired	05/09/2008	45,000	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	144,885,500
Direct (%)	13.6
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	144,885,500
Date of notice *	05/09/2008
Remarks	fsc

SEC-US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **13/09/2008 11:22:20 AM**
Submitted by **KUALA LUMPUR KEPONG** on **13/09/2008 12:21:05 PM**
Reference No **KLK-080913-2866F**
Form Version V3.0

Submitted

RECEIVED
2008 OCT 14 P 12:?1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*08/09/2008	*1,587,600	
Acquired	08/09/2008	300,000	
Acquired	08/09/2008	86,100	
Acquired	09/09/2008	2,306,800	
Disposed	09/09/2008	132,300	
Acquired	09/09/2008	90,000	
Acquired	09/09/2008	100,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	149,223,700
Direct (%)	14.01
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	149,223,700
Date of notice *	09/09/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/09/2008 03:27:40 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/09/2008 05:07:23 PM**
Reference No **KLK-080922-8FC6A**
Form Version V3.0

Submitted

RECEIVED
2008 OCT 14 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*09/09/2008	*50,000	
Acquired	09/09/2008	60,000	
Acquired	10/09/2008	929,500	
Disposed	10/09/2008	200,000	
Acquired	10/09/2008	9,000	
Acquired	11/09/2008	2,649,600	
Acquired	11/09/2008	41,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	152,762,800
Direct (%)	14.34
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	152,762,800
Date of notice *	11/09/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/09/2008 03:32:03 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/09/2008 05:07:23 PM**
Reference No **KLK-080922-962E5**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*12/09/2008	*1,258,900	
Acquired	15/09/2008	3,751,500	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	157,773,200
Direct (%)	14.81
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	157,773,200

Date of notice *	15/09/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/09/2008 12:26:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/09/2008 03:31:59 PM**
Reference No **KLK-080923-86EBA**
Form Version V3.0

Submitted

RECEIVED
2008 OCT 14 P 12: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*16/09/2008	*337,800	
Acquired	16/09/2008	30,000	
Acquired	17/09/2008	130,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	158,271,000
Direct (%)	14.86
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	158,271,000
Date of notice *	17/09/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/09/2008 02:59:34 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/09/2008 11:48:05 AM**
Reference No **KLK-080926-669C6**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*18/09/2008	*390,500	
Acquired	18/09/2008	52,000	
Acquired	18/09/2008	500,000	
Acquired	19/09/2008	80,000	
Disposed	19/09/2008	200,000	
Acquired	19/09/2008	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	159,593,500
Direct (%)	14.99
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	159,593,500
Date of notice *	19/09/2008
Remarks	fsc

BURSA MALAYSIA

SEC. 115

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/09/2008 03:05:48 PM**
Submitted by **KUALA LUMPUR KEPONG** on **27/09/2008 11:48:05 AM**
Reference No **KLK-080926-6FBFF**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

RECEIVED
2008 OCT 14 P 12:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*19/09/2008	*158,000	
Disposed	22/09/2008	270,500	
Acquired	22/09/2008	110,000	
Acquired	22/09/2008	223,100	
Acquired	23/09/2008	1,005,900	
Acquired	23/09/2008	149,000	
Disposed	23/09/2008	100,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity, Purchase of shares on open market and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	160,869,000
Direct (%)	15.11
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	160,869,000
Date of notice *	23/09/2008
Remarks	fsc

BURSA MALAYSIA

SEC, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/09/2008 11:28:28 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/09/2008 12:28:37 PM**
Reference No **KLK-080929-315E4**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*24/09/2008	*610,300	
Disposed	24/09/2008	30,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	161,449,300
Direct (%)	15.16
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,449,300

Date of notice *	24/09/2008
Remarks	fsc

BURSA MALAYSIA

SEC, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/09/2008 11:47:31 AM**
Submitted by **KUALA LUMPUR KEPONG** on **30/09/2008 11:53:24 AM**
Reference No **KLK-080930-4D474**
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*25/09/2008	*240,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	161,689,300
Direct (%)	15.18
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,689,300
Date of notice *	25/09/2008

END